December 5, 2024

VIA EDGAR

Nicholas O’Leary

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NewGenIvf Group Limited (CIK: 0001981662) Registration Statement on Form F-1 (File No. 333- 283421)

Dear Mr. O’Leary:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NewGenIvf Group Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1(the “Form F-1 Registration Statement”) be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on December 9, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Han Kun Law Offices LLP.

The Company understands that the representatives of the underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Yours sincerely,

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chief Executive Officer

[Signature Page to Issuer Acceleration Request]